  Exhibit 99.1

NextSource Materials Announces Board Changes

NEWS RELEASE – TORONTO, January 23, 2020

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or “the Company”) announces board of director changes to the Company as it prepares for the transition from a mining development company to a future producing entity.

Following the voting results of the shareholders in respect of the election of Directors at its Annual and Special Meeting of Shareholders held in Toronto on December 2, 2019, in accordance with the policies of the TSX and the Company’s majority voting policy, Mr. John Sanderson and Mr. Dalton Larson each submitted an offer to resign from the Board. After careful consideration, the Board has accepted their respective resignations.

Craig Scherba, President and CEO of NextSource stated, “Both Mr. Sanderson and Mr. Larson established an ethos of strong corporate governance at NextSource which served and will continue to serve the Company well in its transformation from a development company to a future producer. It has been both an honour and a pleasure having John and Dalton on our Board, and we would like to thank them for the innumerable contributions they both have made to the Company over their tenure. I speak for everyone at NextSource in wishing John and Dalton the very best."

The Company is pleased to announce that it has appointed current director Mr. Dean Comand as Chairman of the Board, and would like to welcome newly appointed members, Mr. Chris Kruba and Dr. David McNeely, to the Board of Directors. All will serve as independent, non-executive directors. The Board has determined that it will not immediately fill the vacancies created by the resignation of Mr. Sanderson and Mr. Larson but will consider future candidates at the appropriate time to best serve the needs of the Corporation.

NextSource is now at the stage of raising the mine capital and once secured, will be able to immediately begin mine construction. The appointment of Mr. Comand to the Chairman of the Board position, and election of Mr. Kruba and Mr. McNeely to the board of directors strengthens the Company by bringing extensive expertise in mine engineering, mine operations, manufacturing, M&A and social responsibility and governance.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911 or info@nextsourcematerials.com

Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements are subject to risks and uncertainties and other factors that may cause NextSource Materials Inc. results to differ materially from expectations. These include risks relating to market fluctuations, property performance and other risks. These forward-looking statements speak only as of the date hereof. Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. NextSource Materials Inc. believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward- looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. NextSource Materials Inc. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.